SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27th August 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

26th August 2003

InterContinental Hotels Group PLC
Notification of Interest in Shares

The Company was informed on 21st August 2003 that a notifiable interest of 22,951,677 Ordinary Shares and ADRs, representing 3.11% of the Company’s current issued share capital, is held by FMR Corp and Fidelity International Limited and their direct and indirect subsidiaries.

Name of contact for this RNS Announcement:

Catherine Springett Head of Secretariat InterContinental Hotels Group PLC	Tel: 020 7409 8569

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	27th August 2003